Exhibit 99.1

CANOPY ENTERS MOU WITH BC LIQUOR DISTRIBUTION BRANCH TO SUPPLY BRITISH COLUMBIAN MARKET

July 12, 2018

ALDERGROVE & DELTA, BC - Continuing the theme of securing major supply agreements in every Canadian province and territory with announced supply plans, Canopy Growth Corporation (TSX:WEED)(NYSE:CGC) (the “Company” or “Canopy Growth”) is proud to announce that cannabis grown in its Delta and Aldergrove facilities, its other sites across the country, and products from its CraftGrow partners will be sold in fine retailers, both government-operated and private, across the province of British Columbia post-prohibition.

Canopy Growth entered into a supply MOU with the BC Liquor Distribution Branch to make available 5,719 kg of high-quality cannabis products in the first 12-months following October 17, 2018. The quantity referenced is a delivery requirement agreed to in the MOU, not an internal allocation.

“Investing in a reliable, national production footprint early has made all the difference as provincial partners assess potential supply sources,” said Mark Zekulin, President & Co-CEO. “We’ve established a strong presence in BC with state-of-the-art greenhouse facilities in Delta and Aldergrove and we can’t wait to see the BC bud we’re currently growing and harvesting at both sites readily available on store shelves.”

The Company’s supply commitments to seven provinces and one territory including New Brunswick, Newfoundland & Labrador, Prince Edward Island, Quebec, Yukon, Manitoba, Alberta, and now B.C., combine for a total of over 67,000 kilograms of premium cannabis products from whole-flower to oils and Softgels on an annualized basis.

Canopy Growth’s national production platform includes facilities in seven provinces across Canada including its two BC Tweed greenhouses which combine 3 million sq. ft. of growing space. With over 2.4 million sq. ft. of facilities actively licensed and operating across the country, and the remainder of several sites ready and awaiting licensing, development continues to ensure full licensing is achieved in the near future to ensure sufficient supply across the country.

Here’s to Future (West Coast) Growth.

Contacts:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. Canopy Growth has operations in eight countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, Canopy Growth is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future market participation in British Columbia. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company’s ability to sell cannabis products from its sites in BC retailers and/or such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.